 Fortistar Sustainable Solutions Corp.
One North Lexington Avenue
White Plains, NY 10601

January 25, 2021

VIA EMAIL & EDGAR
Ms. Erin Purnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Fortistar Sustainable Solutions Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-251922)

Dear Ms. Purnell:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-251922) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 26, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Alexander Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971 and that such effectiveness also be confirmed in writing.

Very truly yours,

Fortistar Sustainable Solutions Corp.

By:	/s/ Nadeem Nisar
Name:	Nadeem Nisar
Title:	Chief Executive Officer

cc:	Weil, Gotshal & Manges LLP
Alexander D. Lynch, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq.
P. Michelle Gasaway, Esq.